April 30, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 4, 2013 regarding the Trust’s Post-Effective Amendment No. 239 (“PEA No. 239”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 21, 2013 for the purpose of registering shares of the WisdomTree International Hedged Dividend Growth Fund (the “Fund”) in PEA No. 239. The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments were made in Post-Effective Amendment No. 362 to the Trust’s registration statement, which was filed with the SEC on April 30, 2014. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.58%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.58%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.

Mr. Ed Bartz April 30, 2014 Page 2

2.	Comment: Please provide a policy that the Fund will invest at least 80% of its assets in dividend paying securities.

Response: We respectfully decline to make the requested revision. The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, which states:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depository receipts based on component securities and TBA Transactions. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

4.	Comment: To the extent that the Fund intends to invest in the securities of emerging market countries, please revise the disclosure under the “Principal Investment Strategies of the Fund” section and add emerging markets risk to the “Principal Risks of Investing in the Fund” section.

Mr. Ed Bartz April 30, 2014 Page 3

Response: The Fund does not intend to invest in the securities of emerging market countries as part of its principal investment strategy.

5.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

6.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: Consumer Discretionary, Consumer Staples, and Health Care.

7.	Comment: The Staff notes that the “Geographic Investment Risk” indicates that “[t]he Fund currently invests a significant portion of its assets in companies organized in the United Kingdom.” Please revise the “Principal Investment Strategies of the Fund” section to disclose that the Fund invests a significant portion of its assets in companies organized in the United Kingdom.

Response: We have made the requested change.

8.	Comment: The Staff notes that the disclosure required by Item 8 of Form N-1A, which relates to Fund payments to broker-dealers or other financial intermediaries, precedes the tax disclosure required by Item 7 of Form N-1A. Please move the Item 8 disclosure so that it follows the Item 7 disclosure.

Response: We have made the requested change.

Mr. Ed Bartz April 30, 2014 Page 4

SAI

9.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The disclosure has been added as requested.

10.	Comment: Please revise the “Annual Index Rebalance” sub-header under the “Index Description” in the SAI to reflect that the Index rebalances monthly.

Response: The disclosure has been revised to reflect that the Index is rebalanced annually.

11.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*    *    *    *    *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz April 30, 2014 Page 5

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
K. Michael Carlton, Esq.